EXHIBIT 99.1

Brookfield Corporation Reports Strong 2023 Results

Distributable Earnings of $4.8 billion and Net Income of $5.1 billion for the Year

Quarterly Dividend Raised by 14%

BROOKFIELD, NEWS, Feb. 08, 2024 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) announced strong financial results for the year ended December 31, 2023.

Nick Goodman, President of Brookfield Corporation, said, “Our business had another excellent year in 2023 and we delivered strong financial results. Our asset management business saw very strong fundraising momentum, our insurance solutions business had a transformational year, and our operating businesses continued to demonstrate their resilience. These, combined with our access to multiple sources of capital, enabled us to execute a number of value acquisitions during the year.”

He added, “We repurchased over $600 million of shares in 2023 and expect to acquire at least a further $1 billion this year, adding value to all remaining shares. With significant growth levers embedded in the business, we are well positioned to continue to deliver strong financial results going forward and to achieve our targeted 15%+ per share returns for our shareholders over the long term.”

Operating Results

Distributable earnings (“DE”) before realizations increased by 17% and 12% per share compared to the prior periods, after adjusting for the special distribution of 25% of our asset management business in December 2022.

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2023	2022	2023	2022
Net income[1]	$3,134	$44	$5,105	$5,195
Distributable earnings before realizations[2,3]	1,209	1,142	4,223	4,314
– Adjusted for the special distribution[2,3,4]	1,209	1,035	4,223	3,825
– Per Brookfield share[2,3,4]	0.76	0.65	2.66	2.38
Distributable earnings[2,3]	1,312	1,498	4,806	5,229
– Per Brookfield share[2,3]	0.83	0.94	3.03	3.25

See endnotes on page 8.

Each of our businesses delivered strong financial results during the year, amidst a challenging market backdrop. Net income was $5.1 billion for the year, and DE before realizations were $1.2 billion for the quarter and $4.2 billion for the year.

Our asset management business benefited from continued fundraising momentum and strong capital deployment across our flagship funds and complementary fund offerings, driving an increase in DE of 7% compared to the prior year.

In our insurance solutions business, we continued to scale our asset base and leverage our investment capabilities to drive earnings growth.

Our operating businesses generated stable and growing cash distributions, underpinned by the resilient earnings across our renewable power & transition, infrastructure and private equity businesses, as well as 7% growth in same-store net operating income (“NOI”) within our core real estate.

During the quarter and for the year, earnings from realizations were $103 million and $583 million, respectively, with total DE for the quarter and for the year of $1.3 billion and $4.8 billion, respectively.

Regular Dividend Declaration

The Board declared a 14% increase in the quarterly dividend for Brookfield Corporation to $0.08 per share (representing $0.32 per annum), payable on March 28, 2024 to shareholders of record as at the close of business on March 13, 2024. The Board also declared the regular monthly and quarterly dividends on our preferred shares.

Operating Highlights

DE before realizations were $1.2 billion ($0.76/share) for the quarter and $4.2 billion ($2.66/share) for the year, representing an increase of 17% and 12% per share over the prior periods, respectively, after adjusting for the special distribution of 25% of our asset management business. Total DE was $1.3 billion ($0.83/share) for the quarter and $4.8 billion ($3.03/share) for the year.

Asset Management:

  Distributable earnings were $649 million ($0.41/share) in the quarter and $2.6 billion ($1.61/share) for the year.
  Our private fund strategies continue to attract strong interest from our clients, leading to $93 billion of capital raised which, combined with the approximately $50 billion anticipated upon the closing of American Equity Life (“AEL”), brings the total to $143 billion. Fee-bearing capital was $457 billion as of December 31, 2023, an increase of $39 billion or 9% over the prior year, and will shortly be over $500 billion with the closing of AEL.
  Fee-related earnings increased by 6% compared to the prior year.
  Our fundraising outlook remains strong heading into 2024, which should contribute to meaningful earnings growth.

Insurance Solutions:

  Distributable operating earnings were $253 million ($0.16/share) in the quarter and $740 million ($0.47/share) for the year.
  Our insurance assets increased to approximately $60 billion, with the close of Argo Group and the origination of new annuity policies. Our average investment portfolio yield on our insurance assets was 5.5%, approximately 2% higher than the average cost of capital.
  As at the end of 2023, annualized earnings in this business were $940 million. With the closing of AEL expected shortly, our insurance solutions business will grow to over $100 billion of assets and $1.3 billion of annualized earnings.
  Through our retail wealth and insurance solutions platforms, we remain on track to reach $1.5 billion of monthly retail capital inflows in 2024.

Operating Businesses:

  Distributable earnings were $400 million ($0.25/share) in the quarter and $1.5 billion ($0.92/share) for the year.
  Operating Funds from Operations within our renewable power & transition and infrastructure businesses increased by 7% over the year, supporting stable cash distributions. Our private equity business continues to deliver strong earnings growth, with Adjusted EBITDA up by 11%, benefiting from the essential nature of the services they provide.
  In our real estate business, our core portfolio produced same-store NOI growth of 7% compared to the prior year. We continue to capture tenant demand with over 15 million square feet of leases executed in the year across all our office assets, and tenant sales per square foot were 21% higher than 2019 in our core retail portfolio.

Earnings from the monetization of mature assets were $103 million ($0.07/share) for the quarter and $583 million ($0.37/share) for the year.

  During the year, we monetized over $30 billion of assets—substantially all transacting at values higher than our IFRS carrying values, validating the carrying values of our investments.
  We recognized $570 million of net realized carried interest into income during the year, and with the pool of carry-eligible capital growing larger every year, we expect significant cash flows going forward.
  Total accumulated unrealized carried interest now stands at $10.2 billion, representing an increase of 11% over the year, net of carried interest realized into income.

We ended the quarter with $122 billion of capital available to deploy into new investments.

  Over the year, we returned $1.1 billion to shareholders through regular dividends and share repurchases, with total share buybacks of over $600 million.
  We have $122 billion of deployable capital, which includes $38 billion of cash, financial assets and undrawn credit lines at the Corporation and our affiliates.
  Our balance sheet remains conservatively capitalized, with a weighted-average term of 13 years and modest maturities through to the end of 2025.
  We continue to have strong access to the capital markets. In December, we received a credit rating upgrade from DBRS on our senior unsecured debt to A, reflecting the strength of our franchise and continued growth in our earnings.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		December 31		December 31
		2023		2022
Assets
Cash and cash equivalents		$11,222		$14,396
Other financial assets		28,324		26,899
Accounts receivable and other		31,001		30,208
Inventory		11,412		12,843
Equity accounted investments		59,124		47,094
Investment properties		124,152		115,100
Property, plant and equipment		147,617		124,268
Intangible assets		38,994		38,411
Goodwill		34,911		28,662
Deferred income tax assets		3,338		3,403
Total Assets		$490,095		$441,284

Liabilities and Equity
Corporate borrowings		$12,160		$11,390
Accounts payable and other		59,011		57,941
Non-recourse borrowings		221,550		202,684
Subsidiary equity obligations		4,145		4,188
Deferred income tax liabilities		24,987		23,190

Equity
Non-controlling interests in net assets	$122,465		$98,138
Preferred equity	4,103		4,145
Common equity	41,674	168,242	39,608	141,891
Total Equity		168,242		141,891
Total Liabilities and Equity		$490,095		$441,284

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2023	2022	2023	2022
Revenues	$24,518	$24,213	$95,924	$92,769
Direct costs[1]	(18,168)	(18,218)	(72,334)	(70,828)
Other income and gains	4,256	989	6,501	1,594
Equity accounted income	429	273	2,068	2,613
Interest expense
– Corporate borrowings	(142)	(158)	(596)	(527)
– Non-recourse borrowings
Same-store	(3,637)	(3,127)	(13,195)	(10,175)
Acquisitions, net of dispositions[2]	(260)	—	(1,392)	—
Upfinancings[2]	(6)	—	(320)	—
Corporate costs	(16)	(33)	(69)	(122)
Fair value changes	(1,326)	(1,811)	(1,396)	(977)
Depreciation and amortization	(2,427)	(1,989)	(9,075)	(7,683)
Income tax	(87)	(95)	(1,011)	(1,469)
Net income	$3,134	$44	$5,105	$5,195

Net income (loss) attributable to:
Brookfield shareholders	$699	$(316)	$1,130	$2,056
Non-controlling interests	2,435	360	3,975	3,139
	$3,134	$44	$5,105	$5,195

Net income (loss) per share
Diluted	$0.42	$(0.23)	$0.61	$1.19
Basic	0.43	(0.23)	0.62	1.22

1. Direct costs disclosed above exclude depreciation and amortization expense.
2. Interest expense from acquisitions, net of dispositions, and upfinancings completed over the year ended December 31, 2023.

SUMMARIZED FINANCIAL RESULTS

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2023	2022	2023	2022
Asset management	$649	$702	$2,554	$2,944

Insurance solutions	253	170	740	388

BEP	102	100	417	400
BIP	79	75	319	300
BBU	9	9	36	33
BPG	218	251	733	854
Other	(8)	11	(43)	(53)
Operating businesses	400	446	1,462	1,534

Corporate costs and other	(93)	(176)	(533)	(552)
Distributable earnings before realizations[1]	1,209	1,142	4,223	4,314
Realized carried interest, net	100	280	570	555
Disposition gains from principal investments	3	76	13	360
Distributable earnings[1]	$1,312	$1,498	$4,806	$5,229

1. Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE EARNINGS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2023	2022	2023	2022
Net income	$3,134	$44	$5,105	$5,195
Financial statement components not included in DE:
Equity accounted fair value changes and other items	1,097	938	2,902	1,840
Fair value changes and other	1,549	1,811	1,952	977
Depreciation and amortization	2,427	1,989	9,075	7,683
Disposition gains in net income	(4,424)	(1,280)	(6,080)	(2,604)
Deferred income taxes	(416)	(285)	(897)	191
Non-controlling interests in the above items[1]	(2,064)	(1,802)	(7,941)	(8,109)
Less: realized carried interest, net	(100)	(280)	(570)	(555)
Working capital, net	6	7	677	(304)
Distributable earnings before realizations[2]	1,209	1,142	4,223	4,314
Realized carried interest, net[3]	100	280	570	555
Disposition gains from principal investments	3	76	13	360
Distributable earnings[2]	$1,312	$1,498	$4,806	$5,229

1. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting DE attributable to non-controlling interests, we are able to remove the portion of DE earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
2. Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.
3. Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

EARNINGS PER SHARE

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2023	2022	2023	2022
Net income	$3,134	$44	$5,105	$5,195
Non-controlling interests	(2,435)	(360)	(3,975)	(3,139)
Net income (loss) attributable to shareholders	699	(316)	1,130	2,056
Preferred share dividends[1]	(43)	(39)	(166)	(150)
Net income (loss) available to common shareholders	656	(355)	964	1,906
Dilutive impact of exchangeable shares of affiliate	3	—	5	5
Net income (loss) available to common shareholders including dilutive impact of exchangeable shares	$659	$(355)	$969	$1,911

Weighted average shares	1,540.1	1,574.8	1,558.5	1,567.5
Dilutive effect of conversion of options and escrowed shares using treasury stock method[2]and exchangeable shares of affiliate	40.8	—	29.7	40.7
Shares and share equivalents	1,580.9	1,574.8	1,588.2	1,608.2

Diluted earnings per share[3]	$0.42	$(0.23)	$0.61	$1.19

1. Excludes dividends paid on perpetual subordinated notes of $2 million (2022 – $2 million) and $10 million (2022 – $10 million) for the three months and year ended December 31, 2023, which are recognized within net income.
2. Includes management share option plan and escrowed stock plan.
3. Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months and year ended December 31, 2023, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter and year ended December 31, 2023, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield Corporation’s external auditor.

Brookfield Corporation’s Board of Directors has reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Corporation’s 2023 Fourth Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield Corporation’s website under the Reports & Filings section at www.bn.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. EST, please pre-register at https://register.vevent.com/register/BId6d208f8e3d945d3895a5237b545f122. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/k46r888g. For those unable to participate in the Conference Call, the telephone replay will be archived and available until February 8, 2025. To access this rebroadcast, please visit: https://edge.media-server.com/mmc/p/k46r888g.

About Brookfield Corporation

Brookfield Corporation is a premier global wealth manager for institutions and individuals around the world. With one of the largest pools of discretionary capital globally, we invest in real assets that form the backbone of the global economy to deliver attractive risk-adjusted returns to our stakeholders. We do this three ways: directly with our $150 billion of capital, through Brookfield Asset Management, one of the leading global alternative asset managers with over $900 billion of assets under management, and through our Insurance Solutions business which today has $60 billion of assets. Over the long term, we are focused on delivering 15%+ annualized returns to our shareholders. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Distributable Earnings (“DE”). We define DE as the sum of distributable earnings from our asset management business, distributable operating earnings from our insurance solutions business, distributions received from our ownership of investments, realized carried interest and disposition gains from principal investments, net of earnings from our Corporate Activities, preferred share dividends and equity-based compensation costs. We also make reference to DE before realizations, which refers to DE before realized carried interest and realized disposition gains from principal investments. We believe these measures provide insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

Realized carried interest and realized disposition gains are further described below:

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients’ minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains from principal investments are included in DE because we consider the purchase and sale of assets from our directly held investments to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period DE.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and it includes realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis.

FFO consists of the following components:

  Operating FFO represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.
  Realized Carried Interest as defined above.
  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use DE and FFO to assess our operating results and the value of Brookfield Corporation’s business and believe that many shareholders and analysts also find these measures of value to them.

We make reference to Net Operating Income (“NOI”), which refers to the revenues from our operations less direct expenses before the impact of depreciation and amortization within our real estate business. We present this measure as we believe it is a key indicator of our ability to impact the operating performance of our properties. As NOI excludes non-recurring items and depreciation and amortization of real estate assets, it provides a performance measure that, when compared to prior periods, reflects the impact of operations from trends in occupancy rates and rental rates.

We report adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”), which refers to our private equity business’ net income and equity accounted income at its share, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income (expense), net and distributions to preferred equity holders. We believe that Adjusted EBITDA is a measure of our private equity business’ ability to generate recurring earnings.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include DE and FFO, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.bn.brookfield.com.

End Notes

1. Consolidated basis – includes amounts attributable to non-controlling interests.
2. Excludes amounts attributable to non-controlling interests.
3. See Reconciliation of Net Income to Distributable Earnings on page 5 and Non-IFRS and Performance Measures section on page 8.
4. Distributable earnings before realizations, including per share amounts, for the three months and year ended December 31, 2022 were adjusted for the special distribution of 25% of our asset management business on December 9, 2022.

Notice to Readers

Brookfield Corporation is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “believe,” “foresee,” “could,” “estimate,” “goal,” “intend,” “plan,” “seek,” “strive,” “will,” “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the impact of current market or economic conditions on our business, the future state of the economy or the securities market, the AEL acquisition, including its anticipated closing timeline and expected impact on our business, the anticipated allocation and deployment of our capital, our fundraising targets, and our target growth objectives.

Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including real estate, renewable power and transition, infrastructure, private equity, and reinsurance; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that Brookfield Corporation will achieve the target returns or growth objectives or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.